宇信易诚
Yucheng Technologies Limited

September 9, 2010

VIA EDGAR
United States Securities and
Exchange Commission
Washington, D.C. 20549
Attention: Kathleen Collins and Robert Benton

Re: Yucheng Technologies Limited
Form 20-F for the fiscal year ended December 31, 2009
Filed June 30, 2010
Forms 6-K filed May 19, 2010 and August 13, 2010
File No. 1-33134

Dear Ms. Collins and Mr. Benton:

The company, Yucheng Technologies Limited, requests a response date of October 22, 2010, to the letter of the Staff of the SEC dated August 30, 2010. The request for additional time is because of the travel commitments out of The Peoples Republic of China by the Chief Financial Officer, Mr. Steve Dai, during the early part of the month of September and the two national holidays in the PRC, the Summer Festival on September 22/23 and the National Day celebrations from October 1 to October 6, 2010.

For future communications, please direct correspondence to Mr. Steve Dai, the Chief Financial Officer. To contact Mr. Dai, his fax number is +86 10 59137800 his telephone number is 011-86 10 59137998 and his email is sdai@yuchengtech.com. It may also help to send a copy of your correspondence to our counsel in the United States, Mr. Andrew Hudders, Golenbock Eiseman Assor Bell & Peskoe, LP, 437 Madison Avenue, 40th Floor, New York, New York 10022, Tel- 212-907-7349, Fax 212-754-0330 and email ahudders@golenbock.com.

Thank you very much.

Sincerely

Weidong Hong,
Chief Executive Officer

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